                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                       DIAGNOSTIC HEALTH SERVICES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  252446 40 6
        ---------------------------------------------------------------
                                (CUSIP Number)


                                Brad A. Hummel
                       Diagnostic Health Services, Inc.
                       2777 Stemmons Freeway, Suite 1525
                              Dallas, Texas 75207
                                (214) 634-0403
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 18, 1999
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

-----------------------                                  ---------------------
  CUSIP NO. 252446 40 6                                    PAGE 2 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Max W. Batzer
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          650,255*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          650,255*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      650,255*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
* Includes 495,505 shares which are subject to stock options exercisable within 60 days.

-----------------------                                  ---------------------
  CUSIP NO. 252446 40 6                                  PAGE 3 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brad A. Hummel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          352,338*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          352,338*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      352,338*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
* Includes 342,645 shares which are subject to stock options exercisable within 60 days.

-----------------------                                  ---------------------
  CUSIP NO. 252446 40 6                                    PAGE 4 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James R. Angelica
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          350,052*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          350,052*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      350,052*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
* Includes 22,000 shares which are subject to stock options exercisable within 60 days.

-----------------------                                  ---------------------
  CUSIP NO. 252446 40 6                                    PAGE 5 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Thomas M. Sestak
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          308,066*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          308,066*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      308,066*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
* Includes 181,645 shares which are subject to stock options exercisable within 60 days.

-----------------------                                  ---------------------
  CUSIP NO. 252446 40 6                                    PAGE 6 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bo. W. Lycke
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Sweden
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          84,800*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          84,800*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      84,800*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
* Includes 83,800 shares which are subject to stock options exercisable within 60 days.

-----------------------                                  ---------------------
  CUSIP NO. 252446 40 6                                     PAGE 7 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bonnie G. Lankford
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          105,911*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          105,911*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      105,911*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
* Includes 73,000 shares which are subject to stock options exercisable within 60 days.

                                                              Page 8 of 16 Pages

Item 1.  Security and Issuer.
         -------------------

     (a)  Title and Class of Security:   Common Stock, par value $.001 per share
          (the "Common Stock").

     (b)  Issuer:   Diagnostic Health Services, Inc.
                    2777 Stemmons Freeway, Suite 1525
                    Dallas, Texas  75207

Item 2.   Identity and Background.
          -----------------------

          I.   Max W. Batzer

          2(a)   Name:  Max W. Batzer

          2(b)   Address:  2777 Stemmons Freeway, Suite 1525, Dallas, Texas
                 75207

          2(c) Principal Occupation: Chairman, Diagnostic Health Services, Inc., 2777 Stemmons Freeway, Suite 1525, Dallas, Texas 75207; the principal business of such corporation is the provision of outsourced medical support services to hospitals and healthcare facilities.

          2(d) Criminal Convictions: Mr. Batzer has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          2(e) Violations of Federal or State Securities Laws: Mr. Batzer was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f)   Citizenship:  USA

                                                              Page 9 of 16 Pages

          II.    Brad A. Hummel

          2(a)   Name:  Brad A. Hummel

          2(b)   Address:  2777 Stemmons Freeway, Suite 1525, Dallas, Texas
                          75207.

          2(c) Principal Occupation: President and Chief Executive Officer, Diagnostic Health Services, Inc., 2777 Stemmons Freeway, Suite 1525, Dallas, Texas 75207; the principal business of such corporation is the provision of outsourced medical support services to hospitals and healthcare facilities.

          2(d) Criminal Convictions: Mr. Hummel has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          2(e) Violations of Federal or State Securities Laws: Mr. Hummel was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f)   Citizenship:  USA.

                                                             Page 10 of 16 Pages

          III.   James R. Angelica

          2(a)   Name:  James R. Angelica

          2(b)   Address:  9717 Landmark Parkway Drive, Suite 102, St. Louis,
                           Missouri  63127.

          2(c) Principal Occupation: Senior Vice President, Diagnostic Health Services, Inc., 9717 Landmark Parkway Drive, Suite 102, St. Louis, Missouri 63127; the principal business of such corporation is the provision of outsourced medical support services to hospitals and healthcare facilities.

          2(d) Criminal Convictions: Mr. Angelica has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          2(e) Violations of Federal or State Securities Laws: Mr. Angelica was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f)   Citizenship:  USA.

                                                             Page 11 of 16 Pages

          IV.    Thomas M. Sestak

          2(a)   Name:  Thomas M. Sestak

          2(b)   Address:  Standard Construction of San Francisco, 1226 Ninth
                           Avenue, San Francisco, California  94122.

          2(c) Principal Occupation: President, Standard Construction of San Francisco, 1226 Ninth Avenue, San Francisco, California 94122; the principal business of such company is the provision of general contractor and construction services.

          2(d) Criminal Convictions: Mr. Sestak has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          2(e) Violations of Federal or State Securities Laws: Mr. Sestak was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f)   Citizenship:  USA.

                                                             Page 12 of 16 Pages
          V.     Bo W. Lycke

          2(a)   Name:  Bo W. Lycke

          2(b)   Address:  Claimsnet.com inc., 12801 North Central Expressway,
                           Suite 1515, Dallas, Texas  75243.

          2(c) Principal Occupation: Chairman, Claimsnet.com inc., 12801 North Central Expressway, Suite 1515, Dallas, Texas 75243; the principal business of such corporation is the processing of third-party medical reimbursement claims through the internet.

          2(d) Criminal Convictions: Mr. Lycke has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          2(e) Violations of Federal or State Securities Laws: Mr. Lycke was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f)   Citizenship:  Sweden.

                                                             Page 13 of 16 Pages

          VI.    Bonnie G. Lankford

          2(a)   Name:  Bonnie G. Lankford

          2(b)   Address:  2777 Stemmons Freeway, Suite 1525, Dallas, Texas
                           75207.

          2(c) Principal Occupation: Senior Vice President - Operations, Diagnostic Health Services, Inc., 2777 Stemmons Freeway, Suite 1525, Dallas, Texas 75207; the principal business of such corporation is the provision of outsourced medical support services to hospitals and healthcare facilities.

          2(d) Criminal Convictions: Ms. Lankford has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          2(e) Violations of Federal or State Securities Laws: Ms. Lankford was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          2(f)   Citizenship:  USA.

                                                             Page 14 of 16 Pages

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Not applicable.


Item 4.   Purpose of Transaction.
          ----------------------

          On May 18, 1999, in connection with the execution and delivery of an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") among Medical Alliance, Inc. ("MAI"), DHS Acquisition Corp. ("Merger Subsidiary") and the issuer named herein (the "Issuer"), the persons filing this statement entered into a Voting Agreement with MAI, Merger Subsidiary and certain shareholders of MAI, pursuant to which, among other things, the persons filing this statement agreed (a) not to sell or dispose of their shares of the Issuer until the earlier of the consummation of the merger pursuant to the Merger Agreement or the termination of the Merger Agreement in accordance with its terms, and (b) to vote all of their respective shares of the Issuer in favor of the adoption of the Merger Agreement and the approval of all other actions contemplated by the Merger Agreement, and against any action or agreement that would result in a breach by the Issuer under the Merger Agreement. If approved and consummated, such merger would result in (i) the Issuer becoming a wholly-owned subsidiary of MAI, with stockholders of the Issuer receiving shares of MAI in exchange for their shares of the Issuer,
          (ii) the resignation or removal of two of the existing five members of the Issuer's board of directors, and the election to an expanded eight-member board of directors of five individuals designated by MAI,
          (iii) the appointment of Gary B. Hill as Chief Operating Officer of the Issuer, (iv) the common stock of the Issuer to be delisted from Nasdaq by reason of all such shares being held by MAI, and (v) the Issuer ceasing to be a reporting company under the Securities Exchange Act of 1934, as amended.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Information regarding the beneficial ownership of the Issuer's securities by the persons filing this statement can be found in the pages immediately following the cover page to this Schedule 13D. As a group, such persons are the beneficial owners of an aggregate of 1,851,422 shares of common stock of the Issuer (which amount includes 1,198,595 shares which are subject to stock options exercisable within 60 days), and such beneficial ownership constitutes 14.6% of the total outstanding common shares of the Issuer. Without giving effect to any stock options and the shares underlying such stock options, the ownership interest of the persons filing this Schedule 13D represents, in the aggregate, 5.7% of the outstanding common stock of the Issuer.

         On April 5, 1999, James R. Angelica purchased 1,000 shares of common stock of the Issuer at a price of $1.375 per share, and on April 20, 1999, Mr. Angelica purchased 10,000 shares of common stock of the Issuer at a price of $1.094 per share. Such purchases were made in open market transactions.

                                                             Page 15 of 16 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          See Item 4 above.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The following exhibits are filed with this Schedule 13D:

          1.  Amended and Restated Agreement and Plan of Merger dated May 18,
1999.
          2.  Voting Agreement dated May 18, 1999.

                                                             Page 16 of 16 Pages

                                   SIGNATURE
                          AND CONSENT TO JOINT FILING


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Furthermore, I hereby consent to the joint filing of this Schedule 13D with the other signatories hereto.


DATED:  May 27, 1999                                      /s/ Max W. Batzer
                                            -----------------------------------
                                            Max W. Batzer


DATED:  May 27, 1999                                    /s/ Brad A. Hummel
                                           ------------------------------------
                                           Brad A. Hummel


DATED:  May 27, 1999                                   /s/ James R. Angelica
                                           ------------------------------------
                                           James R. Angelica


DATED:  May 27, 1999                                   /s/ Thomas M. Sestak
                                           ------------------------------------
                                           Thomas M. Sestak


DATED:  May 27, 1999                                       /s/ Bo W. Lycke
                                            -----------------------------------
                                            Bo W. Lycke


                                                     /s/ Bonnie G. Lankford
                                          -------------------------------------
DATED:  May 27, 1999                      Bonnie G. Lankford